UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   )1

Penwest Pharmaceuticals Co.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

709754105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,745
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 555,745
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 557,048
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 557,048
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 254,029
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 254,029
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 511,061
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 511,061
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 290,330
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 290,330
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,104
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100,104
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,068,109
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,068,109
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,168,213
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,168,213
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON DAVID LOHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 709754105

1	NAME OF REPORTING PERSON EUGENE I. DAVIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 709754105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, $0.001 par value per share (the “Shares”), of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 39 Old Ridgebury Road, Suite 11, Danbury, Connecticut 06810-5120.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALS Fund”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“ALS Fund Offshore”), Accipiter Life Sciences Fund II, LP, a Delaware limited partnership (“ALS Fund II”), Accipiter Life Sciences Fund II (Offshore), Ltd., a Cayman Islands company (“ALS Fund II Offshore”), Accipiter Life Sciences Fund II (QP), LP, a Delaware limited partnership (“ALS Fund II QP”) (together with ALS Fund, ALS Fund Offshore, ALS Fund II, ALS Fund II Offshore, ALS Fund II QP, the “Accipiter Entities”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Accipiter Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens Capital”), Gabe Hoffman, David Lohman and Eugene I. Davis. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Candens Capital is the general partner of each of ALS Fund, ALS Fund II and ALS Fund II QP.  Accipiter Management is the investment adviser of each of ALS Fund Offshore and ALS Fund II Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Issuer’s Shares owned by the Accipiter Entities.

(b)           The principal business address of each of ALS Fund, ALS Fund II, ALS Fund II QP, Candens Capital, Accipiter Management, Mr. Hoffman and Mr. Lohman  is 399 Park Avenue, 38th Floor, New York, New York 10022.  The principal business address of ALS Fund Offshore and ALS Fund II Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman, Cayman Islands.  The principal business address of Mr. Davis is c/o PIRINATE Consulting Group, L.L.C., 5 Canoe Brook Drive, Livingston, New Jersey 07038.

(c)           The principal business of each of the Accipiter Entities is investing in securities.  The principal business of Candens Capital is acting as the general partner of each of ALS Fund, ALS Fund II and ALS Fund II QP.  The principal business of Accipiter Management is acting as the investment adviser of ALS Fund Offshore and ALS Fund II Offshore. The principal occupation of Mr. Hoffman is acting as managing member of Accipiter Management and Candens Capital.  The principal occupation of Mr. Lohman is acting as Senior Specialty Pharmaceuticals Analyst at Accipiter Management.  The principal occupation of Mr. Davis is serving as the Chairman and Chief Executive Officer of PIRINATE Consulting Group, L.L.C.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 709754105

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Hoffman, Lohman and Davis are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 555,745 Shares owned by ALS Fund is $4,993,758, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 254,029 Shares owned by ALS Fund II is $3,319,966 including brokerage commissions.  The Shares owned by ALS Fund II were acquired with partnership funds.

The aggregate purchase price of the 290,330 Shares owned by ALS Fund II QP is $3,481,506, including brokerage commissions.  The Shares owned by ALS Fund II QP were acquired with partnership funds.

The aggregate purchase price of the 557,048 Shares owned by ALS Fund Offshore is $4,699,444, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

The aggregate purchase price of the 511,061 Shares owned by ALS Fund II Offshore is $5,459,480, including brokerage commissions.  The Shares owned by ALS Fund II Offshore were acquired using its working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 15, 2008, ALS Fund delivered a letter dated February 15, 2008 to the Corporate Secretary of the Issuer (the “Nomination Letter”) nominating Messrs. Hoffman, Lohman and Davis, as set forth therein, for election to the Board at the Issuer’s 2008 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2008 Annual Meeting”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 23,413,977 Shares outstanding, which is the total number of Shares outstanding as of November 2, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 8, 2007.

As of the close of business on February 14, 2008, ALS Fund, ALS Fund II and ALS Fund II QP beneficially owned 555,745 Shares, 254,029 Shares and 290,330 Shares, respectively, constituting approximately 2.4%, 1.1% and 1.2% of the Shares outstanding, respectively.  As the general partner of each of ALS Fund, ALS Fund II and ALS Fund II QP, Candens Capital may be deemed to beneficially own the 1,100,104 Shares collectively owned by ALS Fund, ALS Fund II and ALS Fund II QP, constituting approximately 4.7% of the Shares outstanding.

As of the close of business on February 14, 2008, ALS Fund Offshore and ALS Fund II Offshore beneficially owned 557,048 Shares and 511,061 Shares, respectively, constituting approximately 2.4% and 2.2% of the Shares outstanding, respectively.  As the investment manager of each of ALS Fund Offshore and ALS Fund II Offshore, Accipiter Management may be deemed to beneficially own the 1,068,109 Shares collectively owned by ALS Fund Offshore and ALS Fund II Offshore, constituting approximately 4.6% of the Shares outstanding.

As the managing member of each of Accipiter Management and Candens Capital, Mr. Hoffman may be deemed to beneficially own 2,168,213 Shares collectively owned by the Accipiter Entities, constituting approximately 9.3% of the Shares outstanding.

Neither of Messrs. Lohman and Davis directly owns any Shares nor have they entered into any transactions in the Shares during the last sixty days.  Each of Messrs. Lohman and Davis as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,168,213 Shares owned by the Accipiter Entities.  Each of Messrs. Lohman and Davis disclaims beneficial ownership of such Shares.

(b)           By virtue of his positions with Accipiter Management and Candens Capital, Mr. Hoffman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule B annexed hereto lists all transactions by the Reporting Persons in the Issuer’s securities effected during the last sixty days.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 709754105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 15, 2008, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of Messrs. Hoffman, Lohman and Davis, or any other person(s) nominated by ALS Fund, to the Issuer’s Board at the 2008 Annual Meeting (the “Solicitation”), and (c) ALS Fund agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Pursuant to a letter agreement, ALS Fund has agreed to indemnify Mr. Davis against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the Annual Meeting.  Mr. Davis’ indemnification letter is attached hereto as an exhibit and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund II, LP, Accipiter Life Sciences Fund II (QP), LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Life Sciences Fund II (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC, Gabe Hoffman, David Lohman and Eugene I. Davis, dated February 15, 2008.

99.2	Form of Eugene I. Davis Indemnification Letter.

CUSIP NO. 709754105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2008	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (QP), LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CUSIP NO. 709754105

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

/s/ David Lohman
DAVID LOHMAN

/s/ Eugene I. Davis
EUGENE I. DAVIS

CUSIP NO. 709754105

SCHEDULE A

Directors and Officers of Accipiter Life Sciences Fund (Offshore), Ltd.

Name and Position	Principal Occupation	Principal Business Address
Gabe Hoffman, Director	Managing member of Accipiter Capital Management, LLC, and Candens Capital, LLC	399 Par Avenue, 38th Floor New York, New York 10022

Tom Davis, Director	President and CEO of Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

Cary Marr, Director	Senior Vice President - Operations, for Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

Directors and Officers of Accipiter Life Sciences Fund II (Offshore), Ltd.

Name and Position	Principal Occupation	Principal Business Address
Gabe Hoffman, Director	Managing member of Accipiter Capital Management, LLC, and Candens Capital, LLC	399 Par Avenue, 38th Floor New York, New York 10022

Tom Davis, Director	President and CEO of Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

Cary Marr, Director	Senior Vice President - Operations, for Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

CUSIP NO. 709754105

SCHEDULE B
Transactions in the Shares During the Last 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/Sale

ACCIPITER LIFE SCIENCES FUND, LP
None

ACCIPITER LIFE SCIENCES FUND II, LP

94	3.9800	02/08/2008

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD
None

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD

3,179	3.9800	02/08/2008

ACCIPITER LIFE SCIENCES FUND II (QP), LP

(3,273)	3.9800	02/08/2008

CANDENS CAPITAL, LLC
None

ACCIPITER CAPITAL MANAGEMENT, LLC
None

GABE HOFFMAN
None

DAVID LOHMAN
None

EUGENE I. DAVIS
None